                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE TO/A

                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 4)

                        REAL ESTATE ASSOCIATES LIMITED IV
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                       (Name of Subject Company (Issuer))

                        AIMCO PROPERTIES, L.P. - OFFEROR
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(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                            LIMITED PARTNERSHIP UNITS
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                         (Title of Class of Securities)

                                      NONE
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                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
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                  (Name Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:
                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

        Transaction Valuation*                        Amount of Filing Fee**
        ------------------------------------          ------------------------
        $1,069,250                                    $98.37
        ------------------------------------          ------------------------

*  For purposes of calculating the fee only.
** Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:                  Filing Party:
                             -------------                --------------------
    Form or Registration No.:                Date Filed:
                             -------------                --------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] going-private transaction subject to Rule 13e-3.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This amendment amends the Tender Offer Statement on Schedule TO filed by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), in connection with its tender offer to purchase outstanding units of limited partnership interest of Real Estate Associates Limited IV, a California limited partnership, at a price of $325.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated August 19, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits (a)(1), (a)(2) and (a)(3), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

         This Amendment No. 4 amends Item 12 of the Tender Offer Statement on Schedule TO, as amended, filed previously by AIMCO Properties.

         On October 11, 2002, AIMCO Properties mailed a letter to the holders of units of Real Estate Associates IV. A copy of the letter is filed as Exhibit
(a)(11).


ITEM 12. EXHIBITS.

(a)(1) Offer to Purchase limited partnership units of Real Estate Associates Limited IV, dated August 19, 2002. (Previously filed)

(a)(2) Letter of Transmittal and related instructions, dated August 19, 2002 (included as Annex II to the Offer to Purchase attached as Exhibit
         (a)(1)).

(a)(3) Acknowledgement and Agreement, dated August 19, 2002. (Previously filed)

(a)(4) Letter, dated August 19, 2002, from AIMCO Properties to the limited partners of Real Estate Associates Limited IV. (Previously filed)

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2001 filed on Form 10-K405 on April 1, 2002 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the period ended June 30, 2002 filed on Form 10-Q on August 14, 2002 is incorporated herein by reference.

(a)(7) Supplement to the Offer to Purchase, dated September 16, 2002. (Previously filed)

(a)(8) Supplemental Acknowledgement and Agreement, dated September 16, 2002. (Previously filed)

(a)(9) Letter of Transmittal and related instructions, dated September 16, 2002 (included as Annex I to the Supplement to the Offer to Purchase attached as Exhibit (a)(7)).

(a)(10) Letter, dated September 27, 2002, from AIMCO Properties to the limited partners of Real Estate Associates Limited IV. (Previously filed)

(a)(11) Letter, dated October 11, 2002, from AIMCO Properties to the limited partners of Real Estate Associates Limited IV.

(b)(1) Fourth Amended and Restated Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., Fleet National Bank, First Union National Bank, and the other financial institutions party thereto (Exhibit 10.29 to AIMCO's Annual Report on Form 10-K for the year ended December 31, 2001 is incorporated herein by reference).

(b)(2) Second Amendment to Fourth Amended and Restated Credit Agreement, dated as of August 2, 2002, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.2 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 is incorporated herein by reference).

(d)      Not applicable

(g)      None.

(h)      None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not Applicable.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2002
                                               AIMCO PROPERTIES, L.P.

                                               By: AIMCO-GP, INC.
                                                      (General Partner)

                                               By:      /s/ Patrick J. Foye
                                                   -----------------------------
                                                   Executive Vice President

                                  EXHIBIT INDEX

EXHIBIT
NUMBER   DESCRIPTION
-------  -----------
(a)(1)   Offer to Purchase limited partnership units of Real Estate Associates
         Limited IV, dated August 19, 2002. (Previously filed)

(a)(2)   Letter of Transmittal and related instructions, dated August 19, 2002
         (included as Annex II to the Offer to Purchase attached as Exhibit
         (a)(1)).

(a)(3) Acknowledgement and Agreement, dated August 19, 2002. (Previously filed)

(a)(4) Letter, dated August 19, 2002, from AIMCO Properties to the limited partners of Real Estate Associates Limited IV. (Previously filed)

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2001 filed on Form 10-K405 on April 1, 2002 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the period ended June 30, 2002 filed on Form 10-Q on August 14, 2002 is incorporated herein by reference.

(a)(7)   Supplement to the Offer to Purchase, dated September 16, 2002.
         (Previously filed)

(a)(8)   Supplemental Acknowledgement and Agreement, dated September 16, 2002.
         (Previously filed)

(a)(9) Letter of Transmittal and related instructions, dated September 16, 2002 (included as Annex I to the Supplement to the Offer to Purchase attached as Exhibit (a)(7)).

(a)(10) Letter, dated September 27, 2002, from AIMCO Properties to the limited partners of Real Estate Associates Limited IV. (Previously filed)

(a)(11) Letter, dated October 11, 2002, from AIMCO Properties to the limited partners of Real Estate Associates Limited IV.

(b)(1)   Fourth Amended and Restated Credit Agreement, dated as of March 11,
         2002, by and among AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP
         Management Company, Bank of America, N.A., Fleet National Bank, First
         Union National Bank, and the other financial institutions party thereto
         (Exhibit 10.29 to AIMCO's Annual Report on Form 10-K for the year ended
         December 31, 2001 is incorporated herein by reference).

(b)(2) Second Amendment to Fourth Amended and Restated Credit Agreement, dated as of August 2, 2002, by and among Apartment Investment and Management
         Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP
         Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.2 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 is incorporated herein by reference).

(e)      Not applicable

(i)      None.

(j)      None.